1050 Connecticut Ave NW, Suite 500

Washington, D.C. 20036

July 24, 2025

VIA EDGAR

Attention:	Catherine De Lorenzo
Kellie Kim
Shannon Menjivar
Pam Howell

Division of Corporation Finance

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington DC 20549

Re:	BM Acquisition Corp.
Registration Statement on Form S-1
Filed June 17, 2025
File No. 333-288106

Dear Ladies and Gentlemen,

On behalf of BM Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 14, 2025 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-1 filed on June 17, 2025 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the securities of the Company. Concurrently with this submission, the Company has filed Amendment No. 1 to the Registration Statement (the “Amendment”).

The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter in bold below. On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1 filed June 17, 2025

Cover Page

1. Where you discuss compensation, fees, reimbursements or other cash payments paid to the sponsor, officers, directors or their respective affiliates, please revise to include cross-references to all related disclosures. Refer to Item 1602(a)(3) of Regulation SK. 2.

Response: The Company has revised the disclosure on the cover page of the Amendment to clarify the compensation to be issued to the sponsor, and its affiliates, including any securities to be issued, including cross-references highlighted by prominent type.

2. When discussing the disparate voting rights, please also revise to disclose that only class B ordinary shares may vote on continuing your company in a jurisdiction outside of the Cayman Islands.

Response: The Company has revised the disclosure on the cover page to disclose that only class B ordinary shares may vote on continuing your company in a jurisdiction outside of the Cayman Islands.

Conflicts of Interest, page 10

3. We note your disclosure on page 12 that you are not prohibited from pursuing an initial business combination with a company that is affiliated with your sponsor, officers and directors or their affiliates and that you are not required to obtain a fairness opinion from an independent entity. You also disclose on page 155, that in the event that you enter into a business combination with an affiliated target, you will obtain a fairness opinion from an independent entity. Please revise your registration statement to reconcile these disclosures.

Response: In response to the Staff’s comment, we revised the disclosure on page 12, as well as in the “Risk Factors” section of the Amendment on page 50.

Offering proceeds to be held in trust, page 23

4. We note your disclosure here that except for interest earned on the funds in the trust account that may be released to you to pay your tax obligations, the proceeds held in the trust account will not be available to you for expenses related to the offering or expenses incurred prior to a business combination. However, you indicate on page 15 and elsewhere that an annual limit of $100,000 of interest may be released from the trust to fund your working capital requirements. Please revise here and elsewhere to reconcile these disclosures or advise. Similarly, when discussing the liquidation of the trust in the event you are unable to complete a business combination, please clearly disclose the $100,000 from interest to pay dissolution expenses as set forth in Exhibit 10.2. In this regard, we note that some places, including the cover page, do not reflect such amount to be paid from the interest on the trust.

Response: We acknowledge the Staff’s comment and advise in response that we have revised the disclosure on the cover page and pages 15, 25, 28, 29, 30, 35, 37, 42, 43, 53, 109, 113, 114, 117, 118, 120, 121, 139, 140, 141, 154 and 155 of the Amendment to remove the language regarding withdrawal for expenses related to the offering or expenses incurred prior to a business combination.

Redemption rights for public shareholders upon consummation of our initial business combination, page 28

5. We note your disclosure here and elsewhere in the registration statement, as well as in the Amended and Restated Memorandum and Articles of Association filed as exhibit 3.1, that you are only required to give 10 days notice for each general meeting. Please revise here and elsewhere as applicable to be consistent with the minimum dissemination period required by Exchange Act Rule 14a-6(q).

Response: The Company has revised the minimum number of days’ notice for each general meeting in the Second Amended and Restated Memorandum and Articles of Association filed Exhibit 3.1 and on pages 29, 56, 121 and 140 of the Amendment.

Risk Factors

Risks Associated with Our Business and Securities

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act..., page 39

6. We note your disclosure on page 40 that your auditor is MaloneBailey, LLP, and is headquartered in Houston, Texas. You further disclose that your auditor is not headquartered in China or Hong Kong. However, the auditor’s report and consent you filed are signed by Guangdong Prouden CPAs GP, located in Guangzhou, China. Please reconcile these discrepancies or advise.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 40 of the Amendment to correct the scrivener error by clarifying that the Company’s auditor is Guangdong Prouden CPAs GP.

Risk Factors

The nominal purchase price paid by our sponsor for the insider shares may result in significant dilution...,

7. Please confirm the accuracy of the amounts in this risk factor, or revise for accuracy.

Response: We acknowledge the Staff’s comment and point the Staff to the revised computation of the implied value in the table and the notes below on page 58 of the Amendment.

Dilution

Assuming No Exercise of Over-Allotment Option, page 91

8. We note that the amounts reflected in the “Net proceeds from this offering and sale of the private units, net of expenses” do not represent the correct amount. Additionally, the amounts from Public Shareholders and the Total Amount in your table at the bottom of this page do not agree with the offering. Please revise your tables on this page to address these discrepancies, or advise. Additionally, please ensure your tabular information throughout your filing is updated appropriately.

Response: In response to the Staff’s comment, the Company revised the amounts reflected in the “Net proceeds from this offering and sale of the private units, net of expenses” on page 91 and the amounts from Public Shareholders and the Total Amount in our table at the bottom of page 91 of the Amendment and prepared conforming changes to pages 90-91 of the Amendment.

Management Discussion and Analysis

Liquidity and Capital Resources, page 94

9. We note your disclosure on page 94 that the factors discussed in this section raise substantial doubt about your ability to continue as a going concern. We also note your expert disclosure on page 186, which states that your independent registered public accounting firm’s report contains an explanatory paragraph expressing substantial doubt about your ability to continue as a going concern, as described in Note 1 to the financial statement. We are unable to locate this disclosure in Note 1. Please reconcile the referenced disclosures with the accountants’ report on page F-2, which does not contain such an explanatory paragraph, and with the disclosure on page F-9, which appears to indicate that the substantial doubt about your ability to continue as a going concern has been mitigated.

Response: We acknowledge the Staff’s comment and advise in response that the Company revised the disclosures on pages 186 and F-7 of the Amendment.

Principal Shareholders, page 133

10. We note you disclose here that Mr. Traviss Loong Kam Seng is the sole member of your sponsor, and, as a result, holds voting and investment discretion with respect to the ordinary shares held of record by the sponsor. You further disclose that all of your officers, directors and your advisors are members of the sponsor. Please revise to clarify this discrepancy. Please also include disclosure identifying all of the controlling persons of the sponsor, all persons with a direct or indirect material interest in the sponsor, and the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company has revised the disclosure on page 133 of the Amendment to clarify that Mr. Traviss Loong Kam Seng is the sole member of the sponsor.

Exhibits

11. Please request Cayman counsel revise its opinion in Exhibit 5.1 to remove inappropriate assumptions or explain these assumptions. It is not appropriate for counsel to assume away material facts underlying the opinion or any readily ascertainable facts. In this regard, for example, we note paragraphs 7,8, 9 and 11(b), (e) and (g) of Schedule 2. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and direct the Staff to the revised Cayman counsel opinion in Exhibit 5.1 to the Amendment.

12. We note the disclosure on page 8 that pursuant to a letter agreement, the sponsor, officers and directors agreed “to vote all ordinary shares beneficially owned by them (whether acquired before, in, or after this offering) in favor of our initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the business combination transaction).” We note that the letter agreement is inconsistent with such disclosure and requires such persons to vote all ordinary shares owned by them in favor of a business combination. Please reconcile.

Response: We acknowledge the Staff’s comment and, in response, the Company revised the discussion of the voting obligations arising under the letter agreement on pages 9, 21, 71, and 140 of the Amendment in the form of letter agreement affixed at Exhibit 10.1.

13. Please revise the fee table filed as Exhibit 107 to also cover the ordinary shares underlying the warrants. We note the disclosure on page 19 that you are registering the ordinary shares underlying the warrants.

Response: In response to the Staff’s comment, the Company revised the fee table filed attached at Exhibit 107 to also cover the ordinary shares underlying the warrants.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement. If you have any additional questions regarding any of our responses or the revised Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Debbie A. Klis
Rimon P.C.

cc:	Mr. Traviss Loong Kam Seng, CEO